UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about dividend payment
—

Rio de Janeiro, April 16, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact disclosed on February 26, 2025, informs that, in a meeting held today, the Annual General Meeting (AGM) approved the remuneration to shareholders related to the 2024 Fiscal Year, in the total amount of R$ 73,905,736,229.85, representing R$ 5.73413520 per common and preferred share in circulation. This amount includes R$ 64,760,597,494.77, anticipations approved throughout 2024 and paid until March 2025, and the proposal for additional dividends of R$ 9,145,138,735.08, to be paid in two installments, as per the management's proposal announced on February 26, 2025.

The additional dividends are equivalent to R$ 0.70954522 per common and preferred share in circulation. Considering monetary adjustment by the SELIC rate from December 31, 2024 until today, this amount has an increase of R$ 0.02584893 per share. Thus, the total gross amount to be distributed to shareholders, considering the monetary adjustment until today, is equivalent to R$ 0.73539415 per share. The payments will be made in two installments in May and June 2025, as follows:

Amount to be paid: R$ 0.73539415 per common and preferred share in circulation, as follows:

(i)	The first installment, in the amount of R$ 0.36769707 per common and preferred share in circulation, will be paid on May 20, 2025, entirely in the form of dividends.
(ii)	The second installment, in the amount of R$ 0.36769708 per common and preferred share in circulation, will be paid on June 20, 2025, entirely in the form of dividends.

Record date: April 16, 2025, for holders of shares issued by Petrobras traded on B3 and on April 22, 2025, for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 as of April 17, 2025.

Payment date: for holders of shares issued by Petrobras traded on B3, the payment of the first installment will be made on May 20, 2025, and the payment of the second installment on June 20, 2025. ADRs holders will receive the payments as of May 28, 2025, and as of June 27, 2025, respectively.

It is important to stand out that the amounts of each installment will continue to be updated by the SELIC rate variation from December 31, 2024 until the date of each payment; and that income tax will be levied on this monetary adjustment, in accordance with current legislation.

The Shareholder Remuneration Policy can be accessed on the IR company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer